UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

By: /s/ Seno Soemadji

----------------------------------------------------

(Signature)

Seno Soemadji

Director of Strategic Business Development & Portfolio

SPIN-OFF PLAN AND INFORMATION DISCLOSURE TO THE PUBLIC REGARDING THE SPIN-OFF OF WHOLESALE FIBER CONNECTIVITY BUSINESS SEGMENT PHASE 2 OF

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk (“PERSEROAN”)

THIS INFORMATION IS IMPORTANT TO NOTE

If you have difficulty understanding this information or are unsure about making a decision, it is advisable to consult with any securities broker, investment manager, legal consultant, accountant, or other professional advisors.

The Board of Commissioners and the Board of Directors of the Company, individually or collectively, are responsible for the completeness and accuracy of all material information or facts contained in this Spin-Off Plan and Information Disclosure, and hereby affirm that the information provided is correct and that no material facts have been omitted that could render this information misleading.

Business Line: Operation of telecommunication networks and services, informatics services, and optimization of utilization of resources proprietary to the Company		Business Line: Operation of telecommunication networks and services, informatics services, and optimization of utilization of resources proprietary to the Company
Head Office Graha Merah Putih Jl. Japati No. 1 Bandung Jawa Barat, Indonesia – 40133 Phone: (022) 4526417	Operational Office Telkom Landmark Tower, 36th Floor, Jalan Jenderal Gatot Subroto Kav 52, Jakarta Selatan, Indonesia Phone: (021) 5215109	Head Office Kawasan The Telkom Hub Jl. Jendral Gatot Subroto Kav. 52, Jakarta Selatan, Indonesia Phone : (021) 5215360
Email: investor@telkom.co.id Situs Resmi: www.telkom.co.id		Email: corsec@tif.co.id Situs Resmi: www.infranexia.co.id

This Spin-off Plan and Information Disclosure is made in connection with the plan to spin-off the Wholesale Fiber Connectivity Business Segment Phase-2, where the Company will transfer the partial assets and liabilities related to the Wholesale Fiber Connectivity Business and Assets of the Company to PT Telkom Infrastruktur Indonesia (“TIF”), a controlled subsidiary of the Company, which is 99.9% (ninety-nine point nine percent) owned directly by the Company.

The Spin-off Plan Announcement and Information Disclosure is made in order to comply with the provisions of Article 127 paragraph (2) of Law Number 40 of 2007 on Limited Liability Companies as amended by Law Number 6 of 2023 on the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 on Job Creation into Law, and the Financial Services Authority Regulation (OJK) Number 17/POJK.04/2020 on Material Transactions and Changes in Business Activities, and serves as fulfillment of the Information Disclosure principle regarding the Proposed Transaction.

TIF is a Controlled Subsidiary of the Company, where the Company is a shareholder of 99.9% (ninety-nine point nine percent) of the shares in TIF, and the value of the Proposed Transaction exceeds 20% (twenty percent) of the Company's equity based on the Financial Statement. The Proposed Transaction is a Material Transaction containing an Affiliated Transaction. However, since the Proposed Transaction is conducted between the Company and TIF, which is a Controlled Subsidiary in which more than 99% (ninety-nine percent) of the paid-up capital is owned by the Company, in accordance with the provisions of Article 11 letter (a) of POJK 17/2020, the Company is not required to use an Appraiser and does not need to obtain approval from the Shareholders. Furthermore, according to Article 33 letter (a) of POJK 17/2020, if a Material Transaction constitutes an Affiliated Transaction as referred to in POJK 42/2020, the Public Company is only required to comply with the provisions set forth in POJK 17/2020. Nevertheless, the Company will still hold a General Meeting of Shareholders to obtain shareholder approval for the spin-off plan as required by Article 125 paragraph (4) of the Company Law and the Company’s Articles of Association.

Objections to this Spin-off plan may be submitted by creditors  to the Company in writing no later than 17.00 WIB on 21 August 2026.

If, by the specified deadline, the Company's creditors have not submitted their objections, then such creditors are deemed to have approved the Spin-off plan.

This Spin-off Plan and Information Disclosure is issued in Bandung on 7 August 2026

DEFINITIONS AND ABBREVIATIONS

"Affiliate"

means:

a.
a family relationship by marriage up to the second degree, both horizontally and vertically, namely the relationship of a person with:
1.
a husband or wife;
2.
the parents of a husband or wife and the husband or wife of a child;
3.
the grandparents of a husband or wife and the husband or wife of a grandchild;
4.
the siblings of a husband or wife together with the husband or wife of the relevant sibling; or
5.
the husband or wife of a sibling of the relevant person.
b.
a family relationship by descent up to the second degree, both horizontally and vertically, namely the relationship of a person with:
1.
parents and children;
2.
grandparents and grandchildren; or
3.
the siblings of the relevant person;
c.
a relationship between a party and the employees, directors, or commissioners of such party;
d.
a relationship between 2 (two) or more companies in which there are one or more of the same members of the board of directors, management, board of commissioners, or supervisors;
e.
a relationship between a company and a party which, whether directly or indirectly, by any means whatsoever, controls or is controlled by such company or party in determining the management and/or policies of the company or party concerned;
f.
a relationship between 2 (two) or more companies which are controlled, whether directly or indirectly, by any means whatsoever, in determining the management and/or policies of the companies by the same party; or
g.
a relationship between a company and a principal shareholder, namely a party which, whether directly or indirectly, owns at least 20% (twenty percent) of the voting shares of such company.

“Spin-off Deed”	means the deed drawn up before a Notary which sets out the legal act carried out by the Company to separate a business, resulting in a portion of the Company's assets and liabilities transferring by operation of law to TIF.

“BAE”	means the Securities Administration Bureau (Biro Administrasi Efek).

“IDX”	means the Indonesia Stock Exchange.

“Wholesale Fiber Connectivity Business Segment”

means a portion of wholesale fiber connectivity business segment within the Company's Phase 2, including but not limited to the business, assets, and liabilities relating to the provision of wholesale telecommunications network infrastructure services and solutions to support both mobile and fixed telecommunications network access and transport services, including the related Customers and Partners.

“Securities”

means negotiable instruments or investment contracts, whether in conventional or digital form or in any other form in line with technological developments, which entitle their holders to obtain economic benefits, directly or indirectly, from the issuer or from a particular party under an agreement, and any derivative of Securities, which may be transferred and/or traded on the capital market.

“KSEI”	means PT Kustodian Sentral Efek Indonesia.

“Financial Statements”

means the annual financial statements of the Company for the year ended 31 December 2025, audited by the Public Accounting Firm Purwanto, Susanti & Surja (a member firm of Ernst & Young Global Limited).

”TIF Financial Statements”	means the TIF Financial Statements for the year ended 31 December 2025, which have been audited by the Public Accounting Firm Purwanto, Susanti & Surja (a member firm of Ernst & Young Global Limited).

"Minister of Law"	means the Minister of Law of the Republic of Indonesia, formerly referred to as the Minister of Law and Human Rights of the Republic of Indonesia.

"Minister of Law and Human Rights"	means the Minister of Law and Human Rights of the Republic of Indonesia, currently referred to as the Minister of Law of the Republic of Indonesia.

"OJK"	means the Financial Services Authority of the Republic of Indonesia.

“Customers”

means a portion of the customers of the Company's Wholesale Fiber Connectivity Business Segment, comprising, among others, PT Telekomunikasi Selular for the provision of mobile broadband network and fixed broadband network solutions as well as other related infrastructure requirements, together with other Internet Service Provider (“ISP”) customer categories.

“Spin-off”

means the legal act of the Company to separate a portion of the Company's Wholesale Fiber Connectivity Business Segment, resulting in the Company's assets and liabilities in respect of such portion of the Wholesale Fiber Connectivity Business Segment transferring by operation of law to TIF, being a non-liquidating spin-off as referred to in Article 135 paragraph (3) of the Company Law, to be carried out by the Company and TIF under the Conditional Spin-off Agreement.

"Conditional Spin-off Agreement"	means the Conditional Spin-off Agreement dated 5 June 2026, made by and between the Company and TIF, governing the terms and conditions in respect of the Spin-off from the Company to TIF.

"Company" or “Telkom”

means Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Bandung, a limited liability company established under and pursuant to the laws and statutes of the Republic of Indonesia.

"Public Company"	means an issuer that has conducted a public offering of equity securities, or a publicly listed company.

"Controlled Company"	means a company that is controlled, whether directly or indirectly, by a Public Company.

“PMK 1 2026”

means Minister of Finance Regulation Number 1 of 2026 on the Fourth Amendment to Minister of Finance Regulation Number 81 of 2024 on Taxation Provisions for the Implementation of the Core Tax Administration System.

“POJK 15/2020”	means OJK Regulation Number 15/POJK.04/2020 on the Planning and Convening of General Meetings of Shareholders of Public Companies, as amended from time to time.

"POJK 17/2020"	means OJK Regulation Number 17/POJK.04/2020 on Material Transactions and Changes of Business Activities, as amended from time to time.

"POJK 42/2020"	means OJK Regulation Number 42/POJK.04/2020 on Affiliated Transactions and Conflict of Interest Transactions, as amended from time to time.

“Proposed Transaction”	means the Spin-off.

”Summary of the Spin-off Plan and Information Disclosure”

means the summary of the Spin-off Plan and Information Disclosure in respect of the Proposed Transaction which has been announced by the Company through the Harian Terbit daily newspaper published on 7 August 2026.

"GMS"	means the General Meeting of Shareholders.

“Spin-off Effective Date”	means the effective date of the Spin-off, being the date of the approval/receipt of notification from the Minister of Law in respect of the increase in TIF's capital in connection with the Spin-off.

"TIF"

means PT Telkom Infrastruktur Indonesia, a limited liability company established under and pursuant to the laws of the Republic of Indonesia, domiciled in South Jakarta, being the company receiving the assets and liabilities transferred pursuant to the Spin-off.

"Affiliated Transaction"

means any activity and/or transaction carried out by a Public Company or a Controlled Company with an Affiliate of the Public Company or an Affiliate of a member of the board of directors, a member of the board of commissioners, a principal shareholder, or a controller, including any activity and/or transaction carried out by a Public Company or a Controlled Company for the benefit of an Affiliate of the Public Company or an Affiliate of a member of the board of directors, a member of the board of commissioners, a principal shareholder, or a controller as regulated in POJK 42/2020.

"Material Transaction"	means any transaction carried out by a Public Company or a Controlled Company that meets the value thresholds set out in POJK 17/2020.

"Company Law"	means Law of the Republic of Indonesia Number 40 of 2007 on Limited Liability Companies, as amended from time to time.

“Partners”	means the partners/vendors of TELKOM, including land and building lease partners together with supporting facilities, with third parties.

This Spin-off Plan and Information Disclosure has been prepared with reference to the Company Law and POJK 17/2020. This Spin-off Plan and Information Disclosure has been prepared and submitted to the authorities, the public, and the Company's employees in order to comply with the principle of information disclosure. Accordingly, in accordance with the applicable provisions, this Spin-off Plan and Information Disclosure is announced through a national newspaper, including therein a notice regarding the period afforded to all parties, in particular the Company's creditors, to submit objections (if any).

I. INTRODUCTION

The Company is a state-owned enterprise in the form of a limited liability company with the status of a public company, established and carrying out its business activities in Indonesia. The Company's name was formally changed to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, previously named Perusahaan Umum Telekomunikasi Indonesia, in 1991. The Company is engaged in the provision of telecommunications and informatics networks and services, as well as the optimization of the utilization of the resources it owns to produce goods and/or services, divided into four principal pillars, namely: B2C, B2B Infra, International Business, and B2B ICT.

On the foundation of those four principal pillars, the Company continues to pursue breakthroughs to strengthen its business fundamentals, enhance its competitiveness, and drive long-term value creation through the optimization of its business portfolio and strategic assets. In line with the growing market demand for reliable, high-quality connectivity services, the Company sees a significant opportunity to optimize the strategic assets it owns. Following the implementation of the first phase of the spin-off, the Company has established the initial foundation for managing the fiber infrastructure business and assets through TIF. This proposed Spin-off constitutes the second phase, to continue and complete the transfer of a portion of the Wholesale Fiber Connectivity Business Segment to TIF, so that the management of the assets, customers, partners, assets, liabilities, and related functions may be carried out in a more integrated manner within a more focused infrastructure entity. This Spin-off is intended to establish TIF as a revenue growth engine from the monetization of external wholesale, while at the same time serving as the provider of wholesale fiber network connectivity for the Telkom Group, and forms part of Telkom's transformation roadmap towards a strategic holding structure as well as an effort to realize the value of the fiber business more fully for the Telkom Group. This Proposed Transaction also supports the national agenda of accelerating the equitable distribution of digitalization, increasing fixed broadband penetration, and ensuring the availability of reliable, high-quality connectivity throughout Indonesia.

The Spin-off to be carried out by the Company is a non-liquidating spin-off as referred to in Article 135 paragraph (1) letter b and paragraph (3) of the Company Law, whereby, upon the Spin-off becoming effective, a portion of the Company's assets and liabilities will transfer by operation of law to 1 (one) or more other companies receiving the transfer, and the company effecting such spin-off shall continue to exist.

The Spin-off is carried out on the basis of the agreed valuation of the Phase 2 Wholesale Fiber Connectivity Business Segment, by reference to the report of KJPP Nirboyo Adiputro, Dewi Apriyanti & Rekan (“KJPP NDR”) No. 00834/2.0018-00/BS/06/0654/1/VI/2026 dated 2 June 2026, signed by Public Appraiser Satya Bima Nugraha, S.E., MAPPI (Cert.), in the amount of Rp49,858,000,000,000,- (forty-nine trillion eight hundred fifty-eight billion Rupiah). Accordingly, following the Spin-off Effective Date, the Company's shareholding in TIF will become 99.9999999% (ninety-nine point nine nine nine nine nine nine nine percent).

The increase in the TIF shares held by the Company, together with the pro forma composition of TIF's shareholding, is as follows:

A. Prior to the Proposed Spin-off

Shareholder	Number of Shares	Nominal Value of Shares	%
The Company	377,112,580	Rp37,711,258,000,000	99.9999997%
PT Multimedia Nusantara	1	Rp100,000	0.0000003%
Total	377,112,581	Rp37,711,258,100,000	100%

B. Following the Proposed Spin-off

Shareholder	Number of Shares	Nominal Value of Shares	%
The Company	875,692,580	Rp87,569,258,000,000	99.9999999%
PT Multimedia Nusantara	1	Rp100,000	0.0000001%
Total	875,692,581	Rp87,569,258,100,000	100%

Given that the Proposed Transaction is carried out with the Company's Controlled Company, namely TIF, in which, as at the date of this Spin-off Plan and Information Disclosure, the Company's shareholding in TIF is 99.999% (ninety-nine point nine nine nine percent), and given the value of the Proposed Transaction, namely the agreed valuation of the Phase 2 Wholesale Fiber Connectivity Business Segment of Rp49,858,000,000,000,- (Forty-Nine Trillion Eight Hundred Fifty-Eight Billion Rupiah), which in aggregate is estimated to exceed 20% of the Company's equity but to be less than 50% of the Company's equity based on the audited Annual Financial Statements as at 31 December 2025, then in accordance with the definition and value thresholds for a Material Transaction under POJK 17/2020, the Proposed Transaction constitutes, in principle, a Material Transaction containing an Affiliated Transaction for the Company. However, because the Proposed Transaction is carried out between the Company and TIF, which is a Controlled Company more than 99% (ninety-nine percent) of whose paid-up capital is owned by the Company, then in accordance with the provisions of Article 11 letter (a) of POJK 17/2020, the Company is not required to appoint an Appraiser and is not required to obtain the approval of its Shareholders. Furthermore, in accordance with Article 33 letter (a) of POJK 17/2020, in the event that a Material Transaction constitutes an Affiliated Transaction as referred to in POJK 42/2020, such Public Company is only required to comply with the provisions set out in POJK 17/2020. Notwithstanding the foregoing, the Company will nevertheless convene a GMS to obtain shareholder approval of the proposed spin-off as required under Article 125 paragraph (4) of the Company Law and the Company's Articles of Association.

II. DESCRIPTION OF THE TRANSACTION

A.	OBJECT OF THE MATERIAL TRANSACTION

The object of the Proposed Transaction comprises the Spin-off of the Phase-2 Wholesale Fiber Connectivity Business Segment from the Company to TIF.

The following is a summary of the Conditional Spin-off Agreement:

1.	Conditional Spin-off Agreement

The Parties

a.	the Company; and
b.	TIF

Transaction Structure

a.	The Company will transfer the Wholesale Fiber Connectivity Business Segment to TIF by way of a non-liquidating spin-off, and as consideration TIF will issue new shares to be subscribed for by the Company.
b.	The object of the transaction, together with all rights and obligations attaching to the Company, will be transferred to TIF free from encumbrances, effective as from the Effective Date, in accordance with the applicable legal provisions.
c.	The transfer is carried out by way of a spin-off for the purpose of applying for the use of book value for tax purposes, in accordance with the provisions of PMK 1 2026.

Consideration and Issuance of New Shares

a.	There is no cash payment (non-cash basis) by the Company.
b.	The value of the Wholesale Fiber Connectivity Business Segment to be spun off is Rp49,858,000,000,000,- (forty-nine trillion eight hundred fifty-eight billion Rupiah), whereby, in respect of such spin-off, TIF will issue 498,580,000 (four hundred ninety-eight million five hundred eighty thousand) new shares to the Company at a conversion value per new share of Rp100,000 (one hundred thousand Rupiah).
c.	The shares issued by TIF and subscribed for by the Company will be free from any encumbrance, fully paid up by way of the spin-off of the object of the transaction, and issued with all rights attaching thereto (including voting rights, dividends, and return of capital). Such shares shall rank pari passu with TIF's other shares in accordance with TIF's articles of association.
d.	Following completion of all Spin-off transactions, the Company's shareholding in TIF will become 99.9999999% (ninety-nine point nine nine nine nine nine nine nine percent) and PT Multimedia Nusantara's shareholding in TIF will become 0.0000001% (zero point zero zero zero zero zero zero one percent).
e.	This Proposed Transaction will not result in any change to the shareholdings of the Company's existing shareholders.

Conditions Precedent

As part of the standard requirements under the provisions of the Company Law in Indonesia, the following actions must be carried out, among others:

a.	The Company has announced the Spin-off Plan in one newspaper circulating nationally and to the Company's employees.
b.	The Company has obtained the approval of its shareholders at the Company's GMS.
c.	TIF has obtained the approval of its shareholders at TIF's GMS.

Completion

a.The Parties shall carry out the following actions no later than one day prior to the Effective Date:

(i)	execution of the Spin-off Deed; and
(ii)	execution of the deed of increase of TIF's capital (including the issuance of the new shares to be subscribed for by Telkom).

b.	Effective Date: the date on which the Minister of Law issues its approval of and/or receipt of notification of the increase in TIF's capital.

Governing Law

The laws of the Republic of Indonesia

Dispute Resolution

Badan Arbitrase Nasional Indonesia (BANI).

B.	VALUE OF THE MATERIAL TRANSACTION

The value of the Phase-2 Wholesale Fiber Connectivity Business Segment to be spun off by the Company to TIF under the Conditional Spin-off Agreement is Rp49,858,000,000,000,- (forty-nine trillion eight hundred fifty-eight billion Rupiah), representing 33% (thirty-three percent) of the Company's equity based on the Company's Audited Financial Statements as at 31 December 2025. That value reflects internal and external analysis, including historical financial and operational performance and comparables within the fiber infrastructure sector.

The value of the Phase-2 Wholesale Fiber Connectivity Business Segment was determined by an independent appraiser using a combination of the Discounted Cash Flow (DCF) method under the Income Approach and the Adjusted Net Asset Method (ANAM) under the Cost Approach. That combination of methods was assessed to be the most relevant, having regard to the capital-intensive characteristics of fiber optic infrastructure assets and the direction of development of the Company's standalone business model following the Spin-off, as presented in the report of KJPP Nirboyo Adiputro, Dewi Apriyanti & Rekan (“KJPP NDR”) No. 00834/2.0018-00/BS/06/0654/1/VI/2026 dated 2 June 2026, signed by Public Appraiser Satya Bima Nugraha, S.E., MAPPI (Cert.)

C.	PARTIES TO THE TRANSACTION

1.	INFORMATION CONCERNING THE COMPANY

GENERAL

The Company was established under the Deed of Establishment of PT Telekomunikasi Indonesia (Persero) Tbk Number 128 dated 24 September 1991, drawn up before Imas Fatimah, S.H., Notary in Jakarta, which was approved by the Minister of Justice of the Republic of Indonesia by virtue of its decree Number C2-6870.HT.01.01.Tahun 1991 dated 19 November 1991 and announced in the State Gazette of the Republic of Indonesia Number 5 dated 17 January 1992, Supplement to the State Gazette of the Republic of Indonesia Number 210 ("Deed of Establishment of the Company").

The Company's articles of association have been amended several times, most recently by Deed Number 02 dated 3 July 2026, drawn up before Titik Krisna Murti Wikaningsih Hastuti, S.H., M.Kn., Notary in South Jakarta, as recorded in the database of the Legal Entity Administration System of the Ministry of Law of the Republic of Indonesia under the Receipt of Notification of Amendment to the Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk No. AHU-AH.01.03-0218803 dated 30 July 2026 and registered in the Company Register No. AHU-0065723.AH.01.02.Tahun 2026 ("Deed 02/2026"). The Deed of Establishment of the Company, as last amended by Deed 02/2026, constitutes the Company's articles of association ("Articles of Association of the Company"). The Company is domiciled and has its head office in Bandung, at Graha Merah Putih, Jl. Japati No. 1, Bandung, West Java, 40133.

The Company maintains a national operational network through representative offices/branch offices located across 5 Regions, namely Region I Medan, Region II Jakarta, Region III Surabaya, Region IV Balikpapan, and Region V Makassar. This structure is reinforced by telecommunications area offices (Witel) distributed at the regency/municipality level (including certain areas comprising a combination of several regencies/municipalities). All of those operational units perform service, marketing, network operations, and customer support functions, thereby ensuring that the Company's presence and service quality are experienced evenly throughout Indonesia.

The Company's purposes and objectives, as set out in Article 3 paragraph (1) of the Articles of Association of the Company, are to conduct business in the provision of telecommunications and informatics networks and services, as well as the optimization of the utilization of the resources owned by the Company, in order to produce high-quality and highly competitive goods and/or services so as to obtain/pursue profit with a view to increasing the value of the Company, by applying the principles of a Limited Liability Company.

In accordance with Article 3 paragraph (2) of the Articles of Association of the Company, in order to achieve the aforementioned purposes and objectives, the Company may carry out its principal business activities generally as follows:

a.	Planning, constructing, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunications and informatics networks in the broadest sense, having regard to the applicable laws and regulations.
b.	Planning, developing, providing, marketing/selling, and enhancing telecommunications and informatics services in the broadest sense, having regard to the applicable laws and regulations.
c.	Making investments, including equity participation in other companies, in line with and in order to achieve the Company's purposes and objectives.
d.	In connection with the provisions of letters a and b above, the Company's principal business activities include, but are not limited to, the following business activities:
1.	Construction of Telecommunications Exchanges.
2.	Construction of Irrigation, Communications, and Other Waste Networks.

3.	Electrical Installation.
4.	Specialized Construction Intermediation Service.
5.	Telecommunications Installation.
6.	Cooling and Air Ventilation Installation.
7.	Wholesale Trade on a Fee or Contract Basis.
8.	Wholesale Trade of Computers and Computer Equipment.
9.	Wholesale Trade of Software.
10.	Wholesale Trade of Telecommunications Equipment.
11.	Wholesale Trade of Office and Processing Industry Machinery, Spare Parts, and Equipment Thereof.
12.	Wholesale Trade of Other Products Not Elsewhere Classified.
13.	Retail Trade of Software.
14.	Retail Trade of Telecommunications Equipment.
15.	Other Publishing Activities
16.	Publishing of Software.
17.	Film, Video, and Television Programme Production Activities by the Private Sector.
18.	Wired Telecommunications Activities.
19.	Basic Telephony Service Activities.
20.	Wireless Telecommunications Activities.
21.	Satellite Telecommunications Activities.
22.	Premium Call Services.
23.	Premium SMS Content Services.
24.	Managed Call (Calling Card) Services.
25.	Other Telecommunications Activities Not Elsewhere Classified.
26.	Internet Service Provider.
27.	Data Communication System Services.
28.	Internet Telephony Services for Public Purposes (ITKP).
29.	Internet Interconnection Services (Network Access Point).
30.	Web Search Portal and Other Information Service Activities.
31.	Social Networking and Other Content Distribution Activities.
32.	Video Game, Video Game Software, and Supporting Software Development.
33.	Development Activities for Internet-Based Trading Applications (E-Commerce).
34.	Immersive Media Content Programming and Production Activities.
35.	Blockchain Technology Development Activities.
36.	Core Artificial Intelligence Component Development Activities.
37.	Other Computer Programming Activities.
38.	Information Security Consultancy Activities.
39.	Digital Identity Provision Activities.
40.	Provision of Electronic Certificates and Services Using Electronic Certificates.
41.	Internet of Things (IoT) Consultancy and Design Activities.
42.	Computer Consultancy and Other Computer Facilities Management Activities.
43.	Information Technology and Other Computer Service Activities.
44.	Data Processing Activities.
45.	Computation Infrastructure, Hosting Provider and Related Activities.
46.	Retail Trade Digital Intermediation Platform.
47.	Telecommunications Services Resale Activities.
48.	Resale Activities and Intermediation Services for Other Telecommunications.
49.	Retail Trade of Computers and Their Accessories.
50.	Retail Trade of Video Game Equipment and Products and the Like.
51.	Retail Trade of Office Machinery and Equipment.
52.	Retail Trade of Audio and Video Equipment.
53.	Satellite-Based Special Telecommunications Services Activities.
54.	Technical Testing Services.
55.	Distribution Activities of Films, Videos, and Television Programmes by Private Parties.

In addition to the principal business activities set out in Article 3 paragraph (2) of the Articles of Association of the Company, the Company may generally carry out ancillary/supporting business activities with a view to optimizing the utilization of the resources it owns, in order to:

a.	provide payment transaction and money remittance services through telecommunications and informatics networks;

b.	conduct other activities and businesses with a view to optimizing the resources owned by the Company, including, among others, the utilization of fixed assets and movable assets, information system facilities, education and training facilities, and maintenance and repair facilities;
c.	cooperate with other parties with a view to optimizing the informatics, communications, or technology resources owned by other parties operating in the informatics, communications, and technology industry, in line with and in order to achieve the Company's purposes and objectives.
d.	In connection with the provisions of letters a and b above, the supporting business activities of the Company include but are not limited to the following business activities:
1.	General Printing.
2.	Conventional Construction of Residential Buildings.
3.	Conventional Construction of Office Buildings.
4.	Conventional Construction of Other Buildings.
5.	Construction of Electrical Civil Works.
6.	Construction of Telecommunications Civil Works for Transportation Infrastructure.
7.	Construction of Other Civil Works Not Elsewhere Classified.
8.	Installation of Sea, River, and Air Navigation Systems.
9.	Installation of Electronic Systems.
10.	Installation of Water Supply Systems (Plumbing).
11.	Installation of Heating and Geothermal Systems.
12.	Installation of Building Mechanical Equipment.
13.	Installation of Other Construction Works Not Elsewhere Classified.
14.	Wholesale Trade of Printing and Publishing Goods in Various Forms.
15.	Wholesale Trade of Medical and Laboratory Equipment for Human Use.
16.	Wholesale Trade of Medical Equipment for Animals.
17.	Retail Trade of Medical Equipment for Human Use.
18.	Retail Trade of Pharmaceutical Raw Materials and Other Medical Equipment.
19.	Sound Recording Activities.
20.	Music and Music Book Publishing Activities.
21.	Other Monetary Intermediation Not Elsewhere Classified.
22.	Provision of Payment Services.
23.	Other Management and Business Consultancy Activities.
24.	Industrial Management and Business Consultancy Activities.
25.	Trade Management and Business Consultancy Activities.
26.	Technical Certification Services.
27.	Technical Inspection Services.
28.	Advertising Activities.
29.	Transportation Ticket Sales Agents.
30.	Other Travel-Related Activities Not Elsewhere Classified.
31.	Tourism Information Services.
32.	Call Center Activities.
33.	Other Business Support Service Activities Not Elsewhere Classified.
34.	Intermediation Services for Business Support Activities Not Elsewhere Classified Other Than Financial Intermediation.
35.	Private Tutoring and Counselling Education.
36.	Repair and Maintenance of Computers and Similar Equipment.

At present, however, the principal business activities actually carried out by the Company are:

1.	Construction of Telecommunications Exchanges.
2.	Wholesale Trade on a Fee or Contract Basis.
3.	Wholesale Trade of Computers and Computer Equipment.
4.	Wholesale Trade of Software.
5.	Wholesale Trade of Telecommunications Equipment.
6.	Wholesale Trade of Office and Processing Industry Machinery, Spare Parts, and Equipment Thereof.
7.	Wholesale Trade of Other Products Not Elsewhere Classified.
8.	Retail Trade of Software.
9.	Retail Trade of Telecommunications Equipment.
10.	Publishing of Directories and Mailing Lists.

11.	Publishing of Software.
12.	Film, Video, and Television Programme Production Activities by the Private Sector.
13.	Wired Telecommunications Activities.
14.	Wireless Telecommunications Activities.
15.	Satellite Telecommunications Activities.
16.	Premium Call Services.
17.	Premium SMS Content Services.
18.	Other Telephony Value-Added Services.
19.	Internet Service Provider.
20.	Data Communication System Services.
21.	Internet Telephony Services for Public Purposes (ITKP).
22.	Internet Interconnection Services (NAP).
23.	Other Information Service Activities Not Elsewhere Classified.
24.	Other Multimedia Services.
25.	Video Game Development Activities.
26.	Development Activities for Internet-Based Trading Applications (E-Commerce).
27.	Other Computer Programming Activities.
28.	Information Security Consultancy Activities.
29.	Internet of Things (IoT) Consultancy and Design Activities.
30.	Computer Consultancy and Other Computer Facilities Management Activities.
31.	Information Technology and Other Computer Service Activities.
32.	Data Processing Activities.
33.	Hosting and Related Activities.
34.	Web Portals and/or Digital Platforms Without Commercial Purposes.
35.	Web Portals And/Or Digital Platforms With Commercial Purposes.
36.	Other Telecommunications Activities Not Elsewhere Classified.
37.	Telecommunications Services Resale Services.
38.	Calibration/Metrology Services.
39.	Film, Video And Television Programme Distribution Activities By The Private Sector.

CAPITAL STRUCTURE AND SHAREHOLDING OF THE COMPANY

The Company's current capital structure under the Articles of Association of the Company as set out in Deed 02/2026 is as follows:

Authorized Capital : Rp19,500,000,000,000

Issued and Paid-Up Capital : Rp 4,953,119,830,000

The Company's Authorized Capital is divided into 390,000,000,000 shares, each with a nominal value of Rp50.00. The capital held in portfolio amounts to Rp14,546,889,170,000.

The Company's current shareholding structure, based on the Shareholders Register from the BAE, PT Datindo Entrycom, as at 31 July 2026, is as follows:

Shareholder	Number of Shares		%
	Series A Dwiwarna Share	Series B Shares
PT Danantara Asset Management	-	51,086,330,024	51.5699%
BP BUMN	516,023,536	-	0.5209%
The Bank of New York Mellon	-	6,232,053,980	6.2911%
Treasury Shares	-	481,275,800	0.4859%
Public (Scrip)	-	50,274,160	0.0508%
Public (Scripless)	-	40,692,445,500	41.0777%

The Public Shares include shares held by the Company's Board of Directors and Board of Commissioners, as follows:
Board of Directors
Dian Siswarini	-	202,000	0.0002%
Andy Kelana	-	-	-
Veranita Yosephine	-	90,000	0.0001%
Nanang Hendarno	-	32,500	0%
Seno Soemadji	-	-	-
Willy Saelan	-	-	-
Budi Satria Dharma Purba	-	-	-
Arthur Angelo Syailendra	-	-	-
Faizal Rochmad Djoemadi	-	248,500	0.0002%

Board of Commissioners
Angga Raka Prabowo	-	-	-
Ira Noviarti	-	-	-
Rizal Mallarangeng	-	3,240,600	0.003%
Anthony Leong	-	-	-
Ossy Dermawan	-	-	-
Deswandhy Agusman	-	-	-
Edwin Hidayat Abdullah	-	-	-
Rofikoh Rokhim	-	-	-

To date, there are no encumbrances over or disputes concerning the Company's shares.

MANAGEMENT AND SUPERVISION

Based on Deed No. 03 dated 3 July 2026, drawn up before Titik Krisna Murti Wikaningsih Hastuti, S.H., M.Kn., Notary in South Jakarta, which has been notified to the Minister of Law under the Receipt of Notification of Amendment to Company Data No. AHU-AH.01.09-0374219 dated 14 July 2026 concerning the change in the Company's Board of Directors and Board of Commissioners, and registered in the Company Register No. AHU-0159882.AH.01.11.TAHUN 2026 dated 14 July 2026, the composition of the Company's Board of Directors and Board of Commissioners is as follows:

Board of Commissioners

President Commissioner	:	Angga Raka Prabowo
Independent Commissioner	:	Deswandhy Agusman
Independent Commissioner	:	Ira Noviarti
Independent Commissioner	:	Rofikoh Rokhim
Independent Commissioner	:	Anthony Leong
Commissioner	:	Ossy Dermawan
Commissioner	:	Edwin Hidayat Abdullah
Commissioner	:	Rizal Malarangeng

Board of Directors

President Director	:	Dian Siswarini
Director of Strategic Business Development & Portfolio	:	Seno Soemadji
Director of Finance and Risk Management	:	Arthur Angelo Syailendra
Director of Network	:	Nanang Hendarno
Director of Wholesale & International Service	:	Budi Satria Dharma Purba
Director of IT Digital	:	Faizal Rochmad Djoemadi
Director of Human Capital Management	:	Willy Saelan

Director of Legal & Compliance	:	Andy Kelana
Director of Enterprise & Business Service	:	Veranita Yosephine

Pursuant to Deed 03/2026, the term of office of each member of the Company's Board of Directors and Board of Commissioners is as follows:

a.	Board of Commissioners:

Mr. Angga Raka Prabowo, Mr. Rizal Mallarangeng, Mr. Ossy Dermawan, Mr. Deswandhy Agusman, Mrs. Ira Noviarti, and Mrs. Rofikoh Rokhim: serving a term of office of 5 (five) years from the Company's GMS held in 2025 until the closing of the Company's Annual GMS to be held in 2030, without prejudice to the right of the GMS to remove them at any time.

Meanwhile, Mr. Edwin Hidayat Abdullah and Mr. Anthony Leong: serving a term of office of 5 (five) years from the Company's GMS held in 2026 until the closing of the Company's Annual GMS to be held in 2031, without prejudice to the right of the GMS to remove them at any time.

b.	Board of Directors:

Mrs. Dian Siswarini, Mr. Arthur Angelo Syailendra, Mr. Willy Saelan, Mr. Andy Kelana, Mrs. Veranita Yosephine, Mr. Seno Soemadji, Mr. Nanang Hendarno, Mr. Faizal Rochmad Djoemadi, and Mr. Budi Satria Dharma Purba: serving a term of office of 5 (five) years from the Company's GMS held in 2025 until the closing of the Company's Annual GMS to be held in 2030, without prejudice to the right of the GMS to remove them at any time.

BENEFICIAL OWNER OF THE COMPANY

Based on the beneficial ownership data recorded in the General Legal Administration (AHU) system submitted by the Company on 7 January 2026, the party acting as both the controller and the beneficial owner of the Company is the Company's Board of Directors.

2.	INFORMATION CONCERNING TIF

GENERAL

TIF is a limited liability company established under and pursuant to the laws of the Republic of Indonesia, domiciled in South Jakarta, by virtue of Deed of Establishment No. 26 dated 8 December 2023, drawn up before Aulia Taufani, S.H., Notary in Jakarta, which was approved by the Minister of Law and Human Rights of the Republic of Indonesia by virtue of its decree No. AHU-0093902.AH.01.01.TAHUN 2023 dated 8 December 2023 (“TIF Deed of Establishment”), as last amended by the Deed of Statement of Shareholders' Resolutions on the Amendment to the Articles of Association of PT Telkom Infrastruktur Indonesia Number 12 dated 30 June 2026, notification of which has been received under the Letter of the Minister of Law of the Republic of Indonesia Number: AHU-AH.01.03-0205060 dated 25 July 2026 concerning the Receipt of Notification of Amendment to the Articles of Association ("TIF Articles of Association").

TIF is domiciled and has its head office in South Jakarta, with its address at Kawasan The Telkom Hub, Jl. Jendral Gatot Subroto Kav. 52, Kuningan Barat Village/Sub-district, Mampang Prapatan District, South Jakarta Administrative City, Province of DKI Jakarta, 12710.

TIF's purposes and objectives, as set out in Article 3 paragraph (1) of the TIF Articles of Association, are to conduct business engaged in the provision of telecommunications and informatics networks and services, as well as the optimization of the utilization of the resources owned by the company, in order to produce high-quality and highly competitive goods and/or services so as to obtain/pursue profit with a view to increasing the value of the company, by applying the principles of a Limited Liability Company.

In accordance with Article 3 paragraph (2) of the TIF Articles of Association, in order to achieve the aforementioned purposes and objectives, TIF may carry out the following principal business activities:

1.	Wired Telecommunications Activities;
2.	Internet Service Provider;
3.	Data Communication System Services;
4.	Internet Interconnection / Network Access Point (NAP) Services;
5.	Information Technology and Other Computer Service Activities;
6.	Construction of Telecommunications Exchanges;
7.	Telecommunications Installation;
8.	Telecommunications Services Resale Services;
9.	Rental and Operating Lease Activities Without Option Rights of Machinery, Equipment, and Other Tangible Goods Not Elsewhere Classified;
10.	Wireless Telecommunications Activities.

CAPITAL STRUCTURE AND SHAREHOLDING OF TIF

TIF's current capital structure under the TIF Articles of Association is as follows:

Information	Number of Shares	Nominal Value Per Share (Rp)	Total Nominal Value (Rp)
Authorized Capital	500,000,000	100,000	50,000,000,000,000
Issued and Paid-Up Capital	377,112,581	100,000	37,711,258,100,000
The Company	377,112,580	Rp37,711,258,000,000	99.9999997%
PT Multimedia Nusantara	1	Rp100,000	0.0000003%
Total	377,112,581	Rp37,711,258,100,000	100%

MANAGEMENT AND SUPERVISION

As set out in the Deed of Statement of Shareholders' Resolution of TIF No. 48 dated 21 July 2026, drawn up before Aulia Taufani, S.H., Notary in South Jakarta, notification of which was submitted to the Minister of Law pursuant to Letter of the Ministry of Law No. AHU-AH.01.09-0381965 dated 23 July 2026 regarding Receipt of Notification of Changes to Company Data of PT Telkom Infrastruktur Indonesia ("Deed 48/2026"), the composition of the members of the Board of Commissioners and the Board of Directors of TIF is as follows:

Board of Commissioners
President Commissioner	:	Wayan Toni Supriyanto
Commissioner	:	Narendra Angkita
Commissioner	:	Ariel Rubinstein Warouw
Commissioner	:	Amalia Adininggar Widyasanti
Commissioner	:	Erlin Suastini

Board of Directors
President Director (Chief Executive Officer)	:	Lukman Hakim Abd. Rauf
Director of Human Capital (Chief of Human Capital)	:	Setio Nuranto
Director of Finance (Chief of Finance)	:	Sandhra Utsman
Director of Operation (Chief of Operation)	:	Suharyoto
Director of Planning (Chief of Planning)	:	Ronny Arnaz
Director of Commercial (Chief of Commercial)	:	Syaiful Rahim S

Director of Strategy & Investment (Chief of Strategy & Investment)	:	Akhmad

Pursuant to Deed 48/2026, the term of office of each member of the Company's Board of Directors and Board of Commissioners is as follows:

a.	Board of Commissioners:

Mr. Narendra Angkita and Mr. Ariel Rubinstien Warouw: serving from 24 February 2026 until the closing of the 5th (fifth) Annual GMS after the date of their appointment, without prejudice to the right of the GMS to remove them at any time.

Mr. Wayan Toni Supriyanto, Mrs. Amalia Adininggar Widyasanti, and Mrs. Erlin Suastini: serving from 3 July 2026 for a maximum period until the closing of the 5th (fifth) Annual GMS after their appointment, namely the 2031 Annual GMS for the 2030 financial year, without prejudice to the right of the GMS to remove them at any time.

b.	Board of Directors:

The Director of Human Capital and the Director of Operation: serving from 3 May 2024 until the closing of the 5th (fifth) Annual GMS after the date of their appointment, without prejudice to the right of the GMS to remove them at any time.

The President Director, the Director of Finance, the Director of Planning, the Director of Commercial, and the Director of Strategy & Investment: serving from 3 July 2026 until the closing of the 5th (fifth) Annual GMS after their appointment, namely the 2031 Annual GMS for the 2030 financial year, without prejudice to the right of the GMS to remove them at any time.

III. REASONS FOR, EXPLANATION OF, AND BENEFITS OF THE PROPOSED TRANSACTION

A.	REASONS FOR AND EXPLANATION OF THE PROPOSED TRANSACTION

In responding to the dynamics of the telecommunications industry, characterized by rapid digital transformation and the need for high-capacity connectivity, the Company is pursuing a strategy of strengthening its business fundamentals through four principal pillars: B2C, B2B Infra, International Business, and B2B ICT. The proposed Spin-off of the Phase 2 Wholesale Fiber Connectivity Business Segment forms an important part of the B2B Infra, serving to sharpen business focus and to build a business model that is sustainable and resilient to market change.

The Proposed Transaction is a strategic step consistent with global trends in the telecommunications industry, in which a number of major operators have established separate infrastructure entities in order to enhance transparency and efficiency and to create long-term value. Global benchmarks show that leading operators such as Telstra (Australia), Telecom Italia (“TIM”) (Italy), and CETIN (Czech Republic) have succeeded in improving operational efficiency, strengthening their valuations, and developing strategic partnerships through similar initiatives. These benchmarks also indicate that the separation of fiber optic assets from integrated telecommunications companies, in certain cases, can generate significant value uplift. Those outcomes demonstrate that separation enables operators to optimize the intrinsic value of infrastructure assets, attract strategic investors, and support sustainable growth within the digital connectivity ecosystem. This transformation enables them to focus more closely on developing the Wholesale Fiber Connectivity Business Segment while at the same time strengthening their competitiveness in the global market.

For the Company, a similar step will not only strengthen its position as a leading infrastructure provider in Indonesia, but will also deliver more competitive next-generation services, enhance the customer experience, and accelerate the equitable distribution of digitalization nationally.

B.	BENEFITS OF THE PROPOSED TRANSACTION

The Proposed Transaction is expected to deliver a number of benefits, as follows:

1.	For the Company:
a.	strengthening the positioning of the Telkom Group as the market leader in digital telco and infrastructure in Indonesia;
b.	improved long-term performance and valuation, as the valuation of fiber assets tends to command higher multiples than traditional telco businesses;
c.	enhanced governance, disclosure of data, and transparency in respect of TIF's performance;
d.	optimizing assets and operational efficiency by establishing a more sustainable cost structure and enhancing product competitiveness through external monetization initiatives (for example, the development of new products), together with a greater focus on core network operations (for example, business process improvements and capital expenditure improvements); and
e.	sustainable expansion and innovation through strategic partnership opportunities, as well as deepening broadband penetration in Indonesia by leveraging TIF's position, which is focused on an optimal capital structure and strategic partnerships with global infrastructure and technology players, in order to accelerate fiber network development, enhance capabilities, and strengthen the national connectivity ecosystem

2.	For customers:
a.	an enhanced customer experience, with faster ordering processes, assured service, and maintained and transparent SLAs;
b.	increased added value, through more efficient and competitive business schemes; and
c.	increased inclusive digital access, enabling services that are more evenly distributed, reliable, and effective.

3.	For the Government:
a.	the potential to increase the Company's valuation, which will have a direct impact on the State Shareholder (the Series A Dwiwarna Share and the largest Series B holder, namely PT Danantara Asset Management);
b.	acceleration of national digitalization, through the equitable distribution of access to Information and Communications Technology for economic growth;
c.	enhanced growth of the Company, with the potential to increase state revenues from dividends, non-tax state revenue, and taxes.

4.	For the industry:
a.	consolidation of telecommunications infrastructure, in particular the fiber it owns, so that it may be shared with other industry players.
b.	improving the quality of telecommunications services through a dedicated fiber infrastructure platform;
c.	strengthening the competitiveness and attractiveness of the industry through infrastructure-based collaboration, increased investment, and fair open access.

IV. EXPLANATION OF, CONSIDERATIONS FOR, AND REASONS FOR CARRYING OUT THE TRANSACTION WITH AN AFFILIATED PARTY

A.	NATURE OF THE AFFILIATED RELATIONSHIP

TIF is a Controlled Company of the Company, with the Company's percentage shareholding in TIF as at the date of this Spin-off Plan and Information Disclosure amounting to 99.99% (ninety-nine point nine nine percent) of the entire issued and paid-up capital of TIF.

B.	EXPLANATION OF, CONSIDERATIONS FOR, AND REASONS FOR CARRYING OUT THE AFFILIATED TRANSACTION AS COMPARED WITH CARRYING OUT A SIMILAR TRANSACTION NOT CONDUCTED WITH AN AFFILIATED PARTY

The Proposed Transaction is carried out with an affiliated party in consideration of the fact that PT Telkom Infrastruktur Indonesia (“TIF”) is a Controlled Company directly owned and controlled by PT

Telkom Indonesia (Persero) Tbk (the “Company”). Following implementation of the Proposed Transaction, TIF will remain a Controlled Company owned and controlled by the Company.

The Proposed Transaction forms part of the implementation of the Company's Long-Term Corporate Plan (RJPP) of PT Telkom Indonesia (Persero) Tbk for 2025–2029, in particular with a view to growing the wholesale business for the development of national digital infrastructure through the consolidation of fiber optic infrastructure assets into TIF as a strategic platform, consistent with the Company's transformation from an operational holding company structure into a strategic holding company. Through that transformation, the Company seeks to strengthen the management of strategic infrastructure in order to support Indonesia's connectivity and digital transformation, while at the same time optimizing the potential for growth and value creation for the Company.

The Proposed Transaction is expected to deliver benefits for the Company and TIF, in particular in strengthening market penetration and improving service quality for customers. The Company and TIF also share a common understanding and business vision in conducting their business activities. Accordingly, the Proposed Transaction is expected to have a positive impact on the development of the Wholesale Fiber Connectivity business and to support the improvement of the performance of TIF and the Company as a whole.

If the spin-off of the Wholesale Fiber Connectivity Business Segment were carried out to a non-affiliated party, the Company would risk losing control over and management of the business segment spun off. In addition, carrying out the transaction with a non-affiliated party could result in the anticipated synergies not being realized and could impede the implementation of the Company's transformation into a strategic holding company.

V. SUMMARY OF FINANCIAL STATEMENTS

A.	THE COMPANY

The table set out below presents the statement of financial position and the statement of profit or loss of the Company, extracted from the Company's financial statements for the years ended 31 December 2023, 31 December 2024, and 31 December 2025, which have been audited by the Public Accounting Firm Purwanto Susanti dan Surja (a member firm of Ernst & Young Global Limited):

Statement of Financial Position of the Company

in billions of Rupiah
	31 December
	Restated
	2023	2024	2025
CURRENT ASSETS	55,613	63,080	61,766
NON-CURRENT ASSETS	224,389	228,309	225,993
TOTAL ASSETS	280,002	291,389	287,759
CURRENT LIABILITIES	71,568	76,767	73,948
NON-CURRENT LIABILITIES	58,912	60,418	63,274
TOTAL LIABILITIES	130,480	137,185	137,222
TOTAL EQUITY	149,522	154,204	150,537
TOTAL LIABILITIES & EQUITY	280,002	291,389	287,759

Statement of Profit or Loss of the Company

in billions of Rupiah

	31 December
	Restated
	2023	2024	2025
REVENUES
Telephone revenues	12,473	10,544	8,135
Interconnection revenues	9,067	9,187	8,972
Data, internet and information technology service revenues	87,440	90,533	90,044
Network revenues	2,482	3,179	3,645
IndiHome revenues	28,785	26,262	26,119
Other services	6,183	7,233	6,952
Revenues from lessor transactions	2,786	3,029	2,875
Total Revenues	149,216	149,967	146,742

COSTS AND EXPENSES
Operations, maintenance and telecommunications service expenses	(39,718)	(41,202)	(41,234)
Depreciation and amortization expenses	(34,359)	(34,181)	(37,649)
Personnel expenses	(15,927)	(16,807)	(16,362)
Interconnection expenses	(6,363)	(6,880)	(7,018)
General and administrative expenses	(6,099)	(6,225)	(6,601)
Marketing expenses	(3,530)	(3,824)	(3,287)
Unrealized loss from changes in fair value of investments	(748)	188	(242)
Other income – net	252	281	119
Gain (loss) on foreign exchange - net	(36)	136	180

OPERATING PROFIT	42,688	41,453	34,648

Finance income	1,061	1,367	1,661
Finance costs	(4,652)	(5,208)	(5,206)
Share of profit (loss) of long-term investments in associated entities	1	3	(1)

PROFIT/(LOSS) BEFORE INCOME TAX	39,098	37,615	31,102

INCOME TAX (EXPENSE) BENEFIT
Current	(8,796)	(7,635)	(7,605)
Deferred	532	(483)	961
Total	(8,264)	(8,118)	(6,644)

PROFIT/(LOSS) FOR THE YEAR	30,834	29,497	24,458

OTHER COMPREHENSIVE INCOME
Translation adjustment	(66)	258	360
Changes in fair value of investments	2	1	1
Share of other comprehensive income of associated entities	(1)	1	1
Actuarial gain (loss) on defined benefit plans – net	(1,389)	635	(236)
Other comprehensive income (loss) – net	(1,454)	895	126

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	29,380	30,392	24,584

Profit for the year attributable to:

	31 December
	Restated
	2023	2024	2025
Owners of the parent company	23,186	22,403	17,814
Non-controlling interests	7,648	7,094	6,644
TOTAL	30,834	29,497	24,458

Total comprehensive income for the year attributable to:
Owners of the parent company	21,709	23,188	17,954
Non-controlling interests	7,671	7,204	6,630
TOTAL	29,380	30,392	24,584

BASIC EARNINGS PER SHARE (in full amounts)
Net income per share	234.05	226.15	179.83
Net income per ADS (100 Series B shares per ADS)	23,405.49	22,615.08	17,982.85

In 2025, the Company undertook a review of the physical characteristics, operational use, and pattern of consumption of the economic benefits of drop cable assets and concluded that such assets should be classified as a separate component of telecommunications infrastructure, as this better reflects a componentization policy relevant to the nature of their use as a customer-specific/last mile asset. This voluntary change in accounting policy has been applied retrospectively to the extent practicable. The consolidated financial statements for the year ended 31 December 2025 include the restatement of comparative information for the years ended 31 December 2024 and 2023.

a.	Impact on the Company's Statement of Financial Position
31 December 2024	As restated	Adjustment	As previously reported
Total Non-Current Assets	228,309	8,286	236,595
Total Assets	291,389	8,286	299,675

Total Equity	154,204	8,286	162,490
Total Liabilities and Equity	291,389	8,286	299,675

31 December 2023	As restated	Adjustment	As previously reported
Total Non-Current Assets	224,389	7,040	231,429
Total Assets	280,002	7,040	287,042

Total Equity	149,522	7,040	156,562
Total Liabilities and Equity	280,002	7,040	287,042

b.	Impact on the Company's Statement of Profit or Loss and Other Comprehensive Income

31 December 2024	As restated	Adjustment	As previously reported
Depreciation and amortization expenses	(34,181)	1,538	(32,643)
Operating profit	41,453	1,538	42,991
Profit before income tax	37,615	1,538	39,153
Income tax expense
Deferred tax	(483)	(292)	(775)
Profit for the year	29,497	1,246	30,743
Comprehensive income for the year	30,392	1,246	31,638
Profit for the year attributable
to Owners of the parent company	22,403	1,246	23,649
Comprehensive income for the year
attributable to Owners of the parent company	23,188	1,246	24,434
Basic earnings per share (in full amounts)
Net income per share	226.15	12.58	238.73
Net income per ADS (100 Series B shares per ADS)	22,615.08	1,257.80	23,872.88

31 December 2023	As restated	Adjustment	As previously reported
Depreciation and amortization expenses	(34,359)	1,696	(32,663)
Operating profit	42,688	1,696	44,384
Profit before income tax	39,098	1,696	40,794
Income tax expense
Deferred tax	532	(322)	210
Profit for the year	30,834	1,374	32,208
Comprehensive income for the year	29,380	1,374	30,754
Profit for the year attributable
to Owners of the parent company	23,186	1,374	24,560
Comprehensive income for the year
attributable to Owners of the parent company	21,709	1,374	23,083
Basic earnings per share (in full amounts)
Net income per share	234.05	13.87	247.92
Net income per ADS (100 Series B shares per ADS)	23,405.49	1,387.01	24,792.50

Statement of Cash Flows of the Company

in billions of Rupiah

	31 December 2025 (Audited)	31 December 2024 (Audited)	31 December 2023 (Audited)
Net cash flows generated from operating activities	63,842	61,600	60,581
Net cash flows generated from investing activities	(26,095)	(29,456)	(36,909)
Net cash flows generated from financing activities	(37,743)	(27,505)	(26,567)
Net Increase in Cash and Cash Equivalents	4	4,639	(2,895)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	320	260	(44)
Allowance for Expected Credit Losses	(1)	(1)	(1)
Cash and Cash Equivalents at Beginning of Period	33,905	29,007	31,947
Cash and Cash Equivalents at End of Period	34,228	33,905	29,007

Additional information concerning the Company's Financial Statements:

i.	The Company's Financial Statements for the period ended 31 December 2023 were audited by the Public Accounting Firm (”KAP”) Purwantono, Sungkoro & Surja, with Independent Auditor's Report (”LAI”) number 00268/2.1032/AU.1/06/0687-2/1/III/2024 expressing an opinion that they present fairly, in all material respects, and were signed on 22 March 2024 by Agung Purwanto, Public Accountant number 0687.
ii.	The Company's Financial Statements for the period ended 31 December 2024 were audited by KAP Purwantono, Sungkoro & Surja, with LAI number 00646/2.1032/AU.1/06/0687-3/1/IV/2025 expressing an opinion that they present fairly, in all material respects, and were signed on 17 April 2025 by Agung Purwanto, Public Accountant number 0687.
iii.	The Company's Financial Statements for the period ended 31 December 2025 were audited by KAP Purwanto Susanti & Surja, with LAI number 01320/2.1505/AU.1/06/0687-4/1/V/2026 expressing an opinion that they present fairly, in all material respects, and were signed on 11 May 2026 by Agung Purwanto, Public Accountant number 0687.

The table below presents the Company's key financial ratios for the periods ended 31 December 2023, 31 December 2024, and 31 December 2025, calculated on the basis of the Company's financial information as described above.

Financial Ratios of the Company

	31 December 2025	31 December 2024	31 December 2023
Current Ratio (%)	84%	82%	78%
Liabilities to Equity Ratio (%)	91%	89%	87%
Liabilities to Total Assets Ratio (%)	48%	47%	47%
EBITDA to Revenues Ratio (EBITDA Margin) (%)	49%	50%	52%
Profit for the Year to Revenues Ratio (Profit for the Year Margin) (%)	17%	20%	22%

Notes:

●	the Current Ratio is Current Assets divided by Current Liabilities;

●	the Liabilities to Equity Ratio is Total Liabilities divided by Total Equity;
●	the Liabilities to Assets Ratio is Total Liabilities divided by Total Assets;
●	the EBITDA to Revenues Ratio (EBITDA Margin) is EBITDA divided by Revenues;
●	EBITDA is calculated on the basis of Operating Profit adjusted for depreciation and amortization expenses, unrealized losses and changes in the fair value of investments, other income net, and net foreign exchange gains/losses; and
●	the Profit for the Year to Revenues Ratio (Profit for the Year Margin) is Profit for the Year divided by Revenues.

B.	TIF

The table set out below presents the statement of financial position and the statement of profit or loss of TIF, extracted from the TIF Financial Statements for the years ended 31 December 2023 (unaudited) and 31 December 2024, and 31 December 2025, which have been audited by the Public Accounting Firm Purwanto Susanti dan Surja (a member firm of Ernst & Young Global Limited):

Statement of Financial Position of TIF

in billions of Rupiah

	31 December
	2023 (Unaudited)	2024	2025
CURRENT ASSETS	0.01	3,041	3,921
NON-CURRENT ASSETS	-	7	23
TOTAL ASSETS	0.01	3,048	3,944
CURRENT LIABILITIES	-	968	1,323
NON-CURRENT LIABILITIES	-	-	-
TOTAL LIABILITIES	-	968	1,322
TOTAL EQUITY	0.01	2,080	2,621
TOTAL LIABILITIES & EQUITY	0.01	3,048	3,944

Statement of Profit or Loss of TIF

in billions of Rupiah

	31 December
	2023 (Unaudited)	2024	2025
REVENUES
Telecommunications infrastructure managed service revenues	-	1,822	4,396
Telecommunications infrastructure service provider revenues: Related Parties Third Parties	-	- -	11 48
Total Revenues	-	1,822	4,455

COSTS AND EXPENSES
Cost of revenues	-	(1,614)	(3,680)
Personnel expenses	-	(18)	(53)
General and administrative expenses		(21)	(111)
Selling expenses		-	(0)
Other income/(expenses) - net		-	0

OPERATING PROFIT	-	169	611

Interest income	-	43	102

PROFIT/(LOSS) BEFORE INCOME TAX	-	212	713

	31 December
	2023 (Unaudited)	2024	2025

INCOME TAX (EXPENSE) BENEFIT
Current	-	(56)	(172)
Deferred	-	0	(0)
Total	-	(56)	(172)

PROFIT/(LOSS) FOR THE YEAR	-	156	541

OTHER COMPREHENSIVE INCOME
Actuarial gain (loss) on defined benefit plans – net	-	-	-
Other comprehensive income (loss) – net	-	-	-
	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	-	156	541

Statement of Cash Flows of TIF

in billions of Rupiah

	31 December 2025 (Audited)	31 December 2024 (Audited)	31 December 2023* (Unaudited)
Net cash flows generated from operating activities	427.43	358.67	-
Net cash flows generated from investing activities	(7.06)	(5.42)	-
Net cash flows generated from financing activities	-	1,924.00	-
Net Increase in Cash and Cash Equivalents	420.37	2,277.25	-
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-	-	-
Allowance for Expected Credit Losses	0.00	0.00	-
Cash and Cash Equivalents at Beginning of Period	2,277.25	-	-
Cash and Cash Equivalents at End of Period	2,697.62	2,277.25	-

Additional information concerning the TIF Financial Statements:

●	The TIF Financial Statements for the period ended 31 December 2024 were audited by the Public Accounting Firm (“KAP”) Purwantono, Sungkoro & Surja, with LAI number 00411/2.1032/AU.1/06/1902-1/1/III/2025 expressing an opinion that they present fairly, in all material respects, and were signed on 26 March 2025 by Yuki, CPA, Public Accountant number 1902.
●	The TIF Financial Statements for the period ended 31 December 2025 were audited by the Public Accounting Firm (“KAP”) Purwanto Susanti & Surja, with LAI number 01035/2.1505/AU.1/06/1902-2/1/IV/2026 expressing an opinion that they present fairly, in all material respects, and were signed on 28 April 2026 by Yuki, CPA, Public Accountant number 1902.

*as TIF was established on 8 December 2023, the presentation of the TIF Financial Statements does not yet cover the last 3 audited financial years.

The table below presents TIF's key financial ratios for the periods ended 31 December 2023, 31 December 2024, and 31 December 2025, calculated on the basis of TIF's financial information as described above.

	31 December 2025	31 December 2024	31 December 2023
Current Ratio (%)	296%	314%	-
Liabilities to Equity Ratio (%)	50%	47%	-
Liabilities to Total Assets Ratio (%)	34%	32%	-
EBITDA to Revenues Ratio (EBITDA Margin) (%)	14%	9%	-
Profit for the Year to Revenues Ratio (Profit for the Year Margin) (%)	12%	9%	-

Notes:

●	the Current Ratio is Current Assets divided by Current Liabilities;
●	the Liabilities to Equity Ratio is Total Liabilities divided by Total Equity;
●	the Liabilities to Assets Ratio is Total Liabilities divided by Total Assets;
●	the EBITDA to Revenues Ratio (EBITDA Margin) is EBITDA divided by Revenues;
●	EBITDA is calculated on the basis of Operating Profit adjusted for depreciation and amortization expenses, unrealized losses and changes in the fair value of investments, other income net, and net foreign exchange gains/losses; and
●	the Profit for the Year to Revenues Ratio (Profit for the Year Margin) is Profit for the Year divided by Revenues.
VI. TRANSFER OF THE COMPANY'S ASSETS AND LIABILITIES IN CONNECTION WITH THE SPIN-OFF OF THE PHASE 2 WHOLESALE FIBER CONNECTIVITY BUSINESS SEGMENT TO TIF

A.	INFORMATION CONCERNING THE PHASE 2 WHOLESALE FIBER CONNECTIVITY BUSINESS SEGMENT BEING SPUN OFF

The Spin-off is carried out on the basis of the agreed valuation of the Phase 2 Wholesale Fiber Connectivity Business Segment of Rp49,858,000,000,000,- (Forty-Nine Trillion Eight Hundred Fifty-Eight Billion Rupiah).  Accordingly, following the Spin-off Effective Date, the Company's shareholding in TIF will become 99.9999999% (Ninety-Nine Point Nine Nine Nine Nine Nine Nine Nine Percent).

The table set out below presents the statement of financial position and the statement of profit or loss of the Phase 2 Wholesale Fiber Connectivity business segment being spun off, for the years ended 31 December 2023, 31 December 2024, and 31 December 2025.

Statement of Financial Position of the Wholesale Fiber Connectivity Business Segment being spun off

in billions of Rupiah

	31 December
	2023	2024	2025
CURRENT ASSETS	7,138	7,316	3,796
NON-CURRENT ASSETS	25,526	23,261	25,357

	31 December
	2023	2024	2025
TOTAL ASSETS	32,664	30,577	29,153
CURRENT LIABILITIES	27	28	76
NON-CURRENT LIABILITIES	177	204	240
TOTAL LIABILITIES	204	232	316
TOTAL EQUITY	32,460	30,345	28,837
TOTAL LIABILITIES & EQUITY	32,664	30,577	29,153

Statement of Profit or Loss of the Wholesale Fiber Connectivity Business Segment being spun off

in billions of Rupiah

	31 December
	2023	2024	2025
REVENUES
Revenues	16,956	25,185	22,720
Total Revenues	16,956	25,185	22,720

COSTS AND EXPENSES
Operations and maintenance expenses	(3,249)	(3,004)	(2,750)
Depreciation and amortization expenses	(5,065)	(4,888)	(5,302)
Personnel expenses	(51)	(51)	(58)
Marketing expenses	(39)	(41)	(31)
General and administrative expenses	(71)	(47)	(35)
Other income - net	-	-	-
Finance costs	(0.2)	(0.7)	(0.2)
PROFIT/(LOSS) BEFORE INCOME TAX	8,481	17,153	14,544
INCOME TAX (EXPENSE) BENEFIT	(1,606)	(3,253)	(2,758)
PROFIT/(LOSS) FOR THE YEAR	6,875	13,900	11,786

The Statement of Profit or Loss of the Company's Wholesale Fiber Connectivity Business Segment for the years 2023–2025 reflects the transfer of a relatively limited portion of revenues, consistent with the portion of the business and the related assets of the Wholesale Fiber Connectivity Business Segment transferred to TIF, as compared with the value of the assets.

As a consequence of the transfer of part of the Wholesale Fiber Connectivity Business Segment, in particular in serving the business that remains under the Company, following the Spin-off Effective Date the cooperation between TIF and the Company will be governed by a business arrangement agreed between TIF and the Company.

B.	IMPACT ON THE COMPANY OF THE TRANSFER OF THE COMPANY'S ASSETS AND LIABILITIES IN CONNECTION WITH THE SPIN-OFF OF PART OF THE PHASE 2 WHOLESALE FIBER CONNECTIVITY BUSINESS SEGMENT

As a result of the Spin-off to TIF, the pro forma Consolidated Financial Statements of the Company as at 31 December 2025, before and after the Spin-off, are as follows:

Description	Before the Spin-off	Adjustments required in the Spin-off process	After the Spin-off
Total Assets	287,759	-	287,759
Total Liabilities	137,222	-	137,222
Total Equity	150,537	-	150,537
Total Liabilities and Equity	287,759	-	287,759

*in billions of Rupiah

Set out below is the pro forma Statement of Profit or Loss of the Company before and after the Spin-off:

Description	Before the Spin-off	Adjustments required in the Spin-off process	After the Spin-off
Operating profit	34,648	-	34,648
Profit Before Tax	31,102	-	31,102
Tax	(6,644)	-	(6,644)
Net Profit after Tax	24,458	-	24,458
Other Comprehensive Income	126	-	126
Total Profit and Comprehensive Income	24,584	-	24,584

*in billions of Rupiah

C.	IMPACT ON TIF OF THE TRANSFER OF THE COMPANY'S ASSETS AND LIABILITIES IN CONNECTION WITH THE SPIN-OFF OF THE PHASE 2 WHOLESALE FIBER CONNECTIVITY BUSINESS SEGMENT

In addition, the Spin-off to TIF has an impact on the TIF Financial Statements as at 31 December 2025, as shown in the pro forma TIF Financial Statements before and after the Spin-off, as follows:

Description	Before the Spin-off	Adjustments required in the Spin-off process	After the Spin-off
Total Assets	3,944	29,153	33,097
Total Liabilities	1,323	316	1,639
Total Equity	2,621	28,837	31,458
Total Liabilities and Equity	3,944	29,153	33,097

*in billions of Rupiah

The definitive assets and liabilities of the Wholesale Fiber Connectivity Business Segment to be spun off into TIF will be further set out in the Spin-off Deed. Furthermore, in connection with the implementation of the Spin-off, the Company will carry out such actions as are deemed necessary to perfect the transfer of the assets and liabilities being spun off and the capital participation in TIF, having regard to the applicable laws and regulations.

There is an event after the reporting period of 31 December 2025, in which the Company, together with TIF, has executed the “Conditional Spin-off Agreement” in connection with the transfer of part of Telkom's wholesale fiber connectivity business and assets to TIF, effective as of 1 January 2026. Under that agreement, the value of the object of the transaction transferred is Rp35,787,258,000,000 (full amount). Based on the spin-off plan and information disclosure relating to the Spin-off of Part of the Company's Wholesale Fiber Connectivity Business & Assets dated 21 October 2025, the value of the Company's assets, liabilities, and equity transferred to TIF (in billions of Rupiah) is assets (48,850), liabilities (13,311), and equity (35,539).

The Company has also carried out a comprehensive identification and evaluation of the principal risks associated with the implementation of the Spin-off, covering, among other things, strategic, operational, financial, and compliance risks. Each such risk has been assigned a risk level, a mitigation strategy, and a handling plan in order to ensure adequate risk management in accordance with the Company's internal policy on the risk management and integration process. The scope of the risks analyzed includes the risk of TIF's readiness to receive and operate the wholesale fiber connectivity business segment, mitigated by the implementation of a change management plan, refinement of the operating model, readiness of human resources and information technology systems, and obtaining the requisite permits, regulation, and licenses; the risk of operational integration, including the readiness of human resources and supporting systems, mitigated by the operating model and IT Tools improvement; and the risk to customer service following the transfer of contracts, mitigated by intensive coordination with all relevant parties to ensure a smooth transition and continuous communication with customers. The Company consistently monitors and mitigates risk on a periodic basis to ensure that all potential impacts can be managed within reasonable risk tolerance limits in accordance with the applicable provisions.

The increase in the TIF shares owned by the Company, together with the pro forma composition of TIF's shareholding, is as follows:

A.	Before the Proposed Spin-off
Shareholders	Number of Shares	Nominal Value of Shares (Rp)	Total Nominal Value (Rp)
Authorized Capital	500,000,000	100,000	50,000,000,000,000
Issued and Paid-Up Capital
The Company	377,112,580	100,000	Rp37,711,258,000,000

PT Multimedia Nusantara	1	100,000	Rp100,000
Issued and Paid-Up Capital	377,112,581	100,000	Rp37,711,258,100,000

B.	After the Proposed Spin-off
Shareholders	Number of Shares	Nominal Value of Shares (Rp)	Total Nominal Value (Rp)
Authorized Capital	1,500,000,000	100,000	Rp150,000,000,000,000
Issued and Paid-Up Capital
The Company	875,692,580	100,000	Rp87,569,258,000,000
PT Multimedia Nusantara	1	100,000	Rp100,000
Issued and Paid-Up Capital	875,692,581	100,000	Rp87,569,258,100,000

VII. SUMMARY OF THE APPRAISAL REPORT

The valuation of the Project InfraCo Phase 2 Business Unit of PT Telkom Indonesia (Persero) Tbk, which is engaged in the wholesale fiber connectivity business segment, is as disclosed in the Independent Appraiser's Report issued by KJPP Nirboyo Adiputro, Dewi Apriyanti & Rekan No. 00834/2.0018-00/BS/06/0654/1/VI/2026 dated 2 June 2026, signed by Satya Bima Nugraha, S.E., MAPPI (Cert.) (the “Valuation Report”).

The identity of the independent appraiser is as follows:

●	Name: Public Appraisal Services Firm Nirboyo Adiputro, Dewi Apriyanti & Rekan (“KJPP NDR”)
●	Business Licence Number: No. 2.09.0018
●	Office address: Citylofts Sudirman, 18th Floor Unit 1815, Jl. K.H. Mas Mansyur Kav. 121, Central Jakarta 10220, Indonesia
●	Telephone number: +6221 2555 8511
●	Facsimile number: +6221 570 8537
●	E-mail address: ndr@kjppnada.com

The following is a summary of the Valuation Report on the Project InfraCo Phase 2 Business Unit of PT Telkom Indonesia (Persero) Tbk, which is engaged in the wholesale fiber connectivity business segment:

1.	Purposes & Objectives of the Valuation

The valuation is intended to express an opinion of the Market Value of the object of valuation as at the valuation date, expressed in Rupiah, which will be used for transaction purposes.

2.	Object of Valuation

The object of valuation is the Project InfraCo Phase 2 Business Unit of PT Telkom Indonesia (Persero) Tbk (“TLKM”), which is engaged in the wholesale fiber connectivity business segment.

3.	Valuation Premise

In this valuation it is assumed that the object of valuation is a business unit whose business will continue in the future and which is managed by professional and competent management (going concern).

4.	Events Occurring After the Valuation Date

In the valuation of TLKM's Project InfraCo Phase 2 business unit as at 31 December 2025, there is a material event known or which ought to have been known after the valuation date up to the date of issue of the valuation report which does not affect the results of the valuation, namely the amendment to the Company's Articles of Association pursuant to Deed No. 7 dated 6 January 2026.

5.	Valuation Standards and Definition of Value

KJPP NDR has carried out the valuation and prepared the report in accordance with the Indonesian Appraisers' Code of Ethics and the Indonesian Valuation Standards Edition VII-2018 (“KEPI & SPI Edition VII-2018”).

The Basis of Value used in this valuation is Market Value.

6.	Valuation Approaches and Methodology

In carrying out the valuation of TLKM's Project InfraCo Phase 2 business unit, the Valuation Approaches used are:

1.	The Cost Approach provides an indication of value by calculating the difference between the value of assets, including intangible assets, and the value of liabilities, on the basis of adjusted asset values. The method used is the Adjusted Net Asset Method.
2.	The Income Approach provides an indication of value by anticipating and quantifying the ability of the object of valuation to generate returns to be received in the future. The method used is the Discounted Cash Flow Method.

From the results of the valuation using the two Valuation Approaches and Methods set out above, KJPP NDR concluded that the Market Value of the Project InfraCo Phase 2 Business Unit of PT Telkom Indonesia (Persero) Tbk as at 31 December 2025 is determined on the basis of a reconciliation of the values derived from each of the Valuation Approaches used.

The weightings assigned to each Valuation Approach are 70% for the Income Approach using the Discounted Cash Flow Method and 30% for the Cost Approach using the Adjusted Net Asset Method, in consideration of the fact that the assets being transacted are assets generating revenues derived from revenue sharing between PT Telekomunikasi Selular and PT Telkom Indonesia (Persero) Tbk (income producing property).

7.	Assumptions and Limiting Conditions

Assumptions

a.	KJPP NDR assumes that the object of valuation is a business unit whose business will continue in the future and which is managed by professional and competent management (going concern).
b.	All data and information received from the Client in connection with the valuation are relevant, correct, and reliable.
c.	All statements, data, and information contained in the Valuation Report are relevant, correct, and accountable in accordance with generally accepted valuation procedures, and are submitted in good faith.
d.	KJPP NDR obtained information on the legal status of the object of valuation from the Client; however, KJPP NDR did not verify its validity.
e.	There are no material and significant changes to the political, economic, and legal climate in which the business unit conducts its business activities.
f.	There are no material and significant changes to the composition of the business unit's management.
g.	There are no material and significant changes to the applicable regulations and laws affecting the business unit's revenues in conducting its business.
h.	There are no material and significant changes to labour and other significant costs.
i.	There are no material and significant disruptions to industrial relations or labour associations.
j.	There are no material and significant changes to the accounting policies applied by the business unit.
k.	There are no material and significant changes to industry technology and market competition in which the business unit conducts its business.

Limiting Conditions

a.	The Valuation Report has been prepared in accordance with the purposes and objectives of the valuation stated in the report and, accordingly, may not be used and/or quoted for any other purpose.
b.	Except as otherwise provided by prevailing laws and regulations, the valuation and the Valuation Report are confidential and are intended solely for the Client concerned and its professional advisers, and are presented only for the purposes and objectives set out in the Valuation Report. KJPP NDR is not responsible to any party other than the Client concerned. Any other party using this Valuation Report bears all risks arising therefrom.
c.	The value stated in the Valuation Report, and every other value in the Valuation Report forming part of the object being valued, applies only in accordance with the purposes and objectives of the valuation. The values used in the Valuation Report may not be used for any other valuation purpose, as this could give rise to error.
d.	The information provided by the Client to KJPP NDR, as referred to in the Valuation Report, is considered reasonable and reliable; however, KJPP NDR is not responsible if the information provided proves not to accord with the actual position. Information stated without citation of its source is the result of KJPP NDR's review of the available data, examination of documents, or information from the competent government agencies. Responsibility for re-verifying the accuracy of such information rests entirely with the Client.
e.	The valuation carried out by KJPP NDR is based on the data and information provided by the Client. Given that the results of KJPP NDR's valuation depend heavily on the completeness, accuracy, and presentation of the data and the underlying assumptions, changes in the data — such as new information from the public domain, information resulting from special investigations, or from other sources — may alter the results of KJPP NDR's valuation. Accordingly, KJPP NDR advises that changes to the data used may affect the valuation results and that any resulting differences may be material. Although the contents of the Valuation Report have been prepared in good faith and in a professional manner, KJPP NDR is not responsible for the possibility of differing conclusions caused by additional analysis or by changes in the data used as the basis of the valuation.
f.	KJPP NDR has used the Financial Projections obtained from the Client and has made adjustments reflecting the reasonableness of the projections in line with their achievability (fiduciary duty). KJPP NDR is responsible for the conduct of the valuation and for the reasonableness of the adjusted financial projections.
g.	KJPP NDR is responsible for the Valuation Report and the value conclusion.
h.	KJPP NDR is not obliged to reaffirm or supplement this valuation as a result of events occurring after the date of the Valuation Report (subsequent events).
i.	The Valuation Report is deemed valid if the seal of KJPP Nirboyo Adiputro, Dewi Apriyanti & Rekan is affixed to the signature page of the person responsible for the Report.

8.	Valuation Conclusion

Having regard to all relevant data and information and the analysis carried out of the various factors affecting the value of the object of valuation, as well as the assumptions and limiting conditions set out in this report, KJPP NDR concluded that the Market Value of the Project InfraCo Phase 2 Business Unit of PT Telkom Indonesia (Persero) Tbk as at 31 December 2025 is Rp49,858,000,000,000,- (Forty-Nine Trillion Eight Hundred Fifty-Eight Billion Rupiah).

VIII. PLANS CONCERNING EMPLOYEES

The Spin-off of the Phase 2 Wholesale Fiber Connectivity Business Segment to TIF will be implemented with due regard to the rights, obligations, and status of the Company's employees engaged in the Wholesale Fiber Connectivity Business Segment, in accordance with the laws and regulations applicable in Indonesia, the Company's internal provisions, and the agreement executed by the Company and TIF. This includes provisions on the employee movement from the Company to TIF as at the Spin-off Effective Date, as well as arrangements concerning the scope, procedures, and rights and obligations of the Company and TIF in connection with such employee movement.

The announcement of the forthcoming implementation of this Spin-off was delivered in writing to all employees of the Company on 7 August 2026. Up to the date of this Information Disclosure, the Company has not received any written objection from the Company's employees to the implementation of the Spin-off of the Phase 2 Wholesale Fiber Connectivity Business Segment.

IX. SETTLEMENT OF RIGHTS AND OBLIGATIONS TOWARDS CREDITORS

In accordance with the laws and regulations applicable in Indonesia, the Company has announced the Summary of the Spin-off Plan and Information Disclosure in the Harian Terbit newspaper published on 20 June 2026, which date does not exceed the requirement of 30 (thirty) days prior to the notice convening the Company's GMS, in accordance with the provisions of Article 127 paragraph (2) of the Company Law.

If, within a period of no later than 14 (fourteen) days after the announcement in the aforementioned newspaper (the Creditor Objection Submission Period), no creditor of the Company objects to or disagrees with this proposed Spin-off, then, in accordance with the provisions of Article 127 paragraph (5) of the Company Law, the creditors shall be deemed to have accepted and approved the implementation of this Spin-off.

If there is any creditor that does not approve this proposed Spin-off, the Company will prepare for or conduct renegotiation (where possible), to the extent consistent with the applicable laws and regulations.

If, following such negotiations, a creditor nevertheless decides not to approve this proposed Spin-off and intends to withdraw its loan funds (rights) and/or demand repayment (obligations) of its receivables, the Company will address and deal with the matter.

X. NOTIFICATION TO CUSTOMERS AND PARTNERS

In accordance with the laws and regulations applicable in Indonesia, the assets and liabilities relating to the Phase 2 Wholesale Fiber Connectivity Business Segment, including agreements or contracts with third parties executed by the Company in connection with the Wholesale Fiber Connectivity Business Segment, will transfer by operation of law to TIF from the time the Spin-off becomes effective. This also covers the transfer of contracts with the Customers and Partners of the Wholesale Fiber Connectivity Business Segment, which is part of the transaction.

Accordingly, as at the Spin-off Effective Date, TIF will become the owner of a more integrated Phase 2 Wholesale Fiber Connectivity Business Segment and the contracting party with the Customers and Partners of the Wholesale Fiber Connectivity Business Segment being transferred, and will become the controller of the personal data of the customers and partners of the Wholesale Fiber Connectivity Business Segment being transferred. This notification to customers and partners is also made in order to comply with the provisions of Article 48 paragraph (1) of Law Number 27 of 2022 on Personal Data Protection.

During this integration process, Customers may continue to enjoy the products of the Wholesale Fiber Connectivity Business Segment without having to change their configuration or systems. It is also confirmed that there will be no immediate impact on the products of the Wholesale Fiber Connectivity Business Segment, which will continue to operate without any interruption of connection and without any additional charge in connection with this Spin-off.

XI. SETTLEMENT OF THE RIGHTS OF MINORITY SHAREHOLDERS

If there are shareholders that do not approve the proposed Spin-off, the matter will be resolved in accordance with the applicable provisions of the Company Law.

In accordance with Article 126 paragraph (2) of the Company Law, shareholders that do not agree with the resolution of the GMS concerning the spin-off may exercise the rights provided for in Article 62 of the Company Law. In the event a buy-back is carried out, it will be carried out pursuant to Article 37 of the Company Law and OJK Regulation Number 29 of 2023 on the Buy-Back of Shares Issued by Public Companies.

Further information on this matter may be viewed on the Company's website www.telkom.co.id from the date of the Summary of the Minutes of the GMS.

XII. GENERAL MEETING OF SHAREHOLDERS (AGENDA FOR APPROVAL OF THE SPIN-OFF)

INDICATIVE TIMETABLE

The GMS to approve the proposed Spin-off will be held on 30 September 2026 as one of the items on the agenda of the meeting. The shareholders entitled to attend the GMS are the shareholders recorded in the Company's register of shareholders and/or the holders of securities sub-accounts at the close of share trading on the Stock Exchange on 7 September 2026, or their lawful proxies holding a power of attorney.

Attendance and Resolution Quorum of the GMS

Pursuant to the provisions of Article 26 paragraph (6) of the Company's Articles of Association, the Spin-off may only be carried out on the basis of a resolution of the GMS, provided that the GMS is attended by the holder of the Series A Dwiwarna Share (the State of the Republic of Indonesia) and the other shareholders and/or their lawful proxies together representing at least 3/4 (three-quarters) of the total number of shares with valid voting rights, and is approved by the holder of the Series A Dwiwarna Share and the other shareholders and/or their lawful proxies together representing at least 3/4 (three-quarters) of the total number of shares with voting rights present at the GMS.

Second Meeting

In the event the attendance quorum described above is not achieved, a second GMS may be held and may be declared valid if attended by the holder of the Series A Dwiwarna Share and the other shareholders and/or their lawful proxies together representing at least 2/3 (two-thirds) of the total number of shares with valid voting rights, and the resolution must be approved by the holder of the Series A Dwiwarna Share and the other shareholders and/or their lawful proxies together representing more than 3/4 (three-quarters) of the total number of shares with voting rights present at the GMS.

Third Meeting

In the event the attendance quorum at the second GMS is not achieved, a third GMS may be held, provided that the third GMS shall be valid and entitled to adopt resolutions if attended by holders of shares with valid voting rights within the attendance quorum and resolution requirements determined by the OJK upon the Company's application, provided that it must be attended and approved by the holder of the Series A Dwiwarna Share.

XIII. INDICATIVE TIMETABLE RELATING TO THE SPIN-OFF

INDICATIVE TIMETABLE

Activity		Date
Notification of the GMS to the OJK	:	31 July 2026
Announcement of the Spin-off Plan in a Newspaper and Information Disclosure	:	7 August 2026
Announcement of the Summary of the Spin-off Plan to the Company's Employees	:	7 August 2026
Announcement of the GMS	:	7 August 2026
Deadline for Submission of Creditor Objections	:	21 August 2026
Notice Convening the GMS	:	8 September 2026
GMS	:	30 September 2026
Execution of the Spin-off Deed	:	30 September 2026
Notification of the Results of the GMS (Summary of the Minutes of the GMS)	:	2 October 2026

XIV. LEGAL CONSEQUENCES OF THE SPIN-OFF

The Company is carrying out the Spin-off of the Phase 2 Wholesale Fiber Connectivity Business Segment pursuant to Article 135 paragraph (1) letter (b) of the Company Law, by transferring the Phase 2 Wholesale Fiber Connectivity Business Segment to TIF, and TIF will accept such spin-off, following which TIF will issue new shares in the name of the Company.

Accordingly, as from the Spin-off Effective Date:

1.	All operations, businesses, activities, and business undertakings relating to the Phase 2 Wholesale Fiber Connectivity Business Segment shall transfer by operation of law to TIF, become the responsibility of TIF, and be conducted by TIF for its own profit, loss, and account.

2.	The assets transferred that are included in the Phase 2 Wholesale Fiber Connectivity Business Segment shall automatically transfer by operation of law to TIF.

3.	The legal obligations borne by and charged to Telkom towards any party that are included in the Phase 2 Wholesale Fiber Connectivity Business Segment shall transfer by operation of law to TIF, including but not limited to obligations towards the government of the Republic of Indonesia (both central and regional), creditors or other financing institutions, shareholders, employees, and other parties.

4.	The handling or resolution of any proceedings that may arise after the Spin-off Effective Date relating to the Phase 2 Wholesale Fiber Connectivity Business Segment (including matters concerning all reasonable costs incurred in handling such proceedings) shall be carried out in accordance with the agreement set out in the Conditional Spin-off Agreement.

XV. STATEMENT OF THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS

The Board of Directors and the Board of Commissioners of the Company state that the Proposed Transaction constitutes a Material Transaction and an Affiliated Transaction. However, the Proposed Transaction does not involve a conflict of interest as contemplated in POJK 42/2020.

The Board of Directors and the Board of Commissioners of the Company, both individually and collectively, are responsible for the completeness and accuracy of all information or material facts set out in the Spin-off Plan and Information Disclosure, and confirm that the information presented is correct and that there are no material facts that have not been disclosed which could render this information misleading.

XVI. ADDITIONAL INFORMATION

This Spin-off Plan and Information Disclosure has been prepared for the benefit of the Company's shareholders, the Company's employees, the public, and interested parties, and may be obtained at the Company's office at Telkom Landmark Tower, 36th Floor, Jl. Jendral Gatot Subroto Kav. 52, South Jakarta, from the date of announcement of the Summary of the Spin-off Plan and Information Disclosure in a newspaper until the date on which the Company's GMS concerning the approval of the Spin-off Plan and Information Disclosure is held.

Should there be any questions on this Spin-off Plan and Information Disclosure, please submit them in writing to the Company, addressed to:

Corporate Secretary

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Telkom Landmark Tower, 36th Floor, Jl. Jendral Gatot Subroto Kav. 52, South Jakarta

E-mail address : investor@telkom.co.id

This Spin-off Plan and Information Disclosure has accordingly been prepared in order to comply with the applicable regulatory provisions.

Bandung, 7 August 2026

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk Directors ***	PT Telkom Infrastruktur Indonesia Directors ***